Exhibit 15

Declaration of Conformity with the German Corporate Governance Code

The Management Board and the Supervisory Board issued on December 14, 2006 the following Declaration of Conformity with the German Corporate Governance Code:

“In the period since our last Declaration of Conformity was issued on December 13, 2005, EPCOS has complied and will continue to comply with the recommendations of the Government Commission on the German Corporate Governance Code (in the version issued June 12, 2006), with the following exceptions:

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The directors’ and officers’ liability insurance policies taken out by EPCOS AG for members of the Management Board and Supervisory Board do not provide for any deductibles (Code section 3.8, paragraph 2). This coverage is provided under a Group insurance policy to a wide range of executives inside and outside Germany, and it would be inappropriate to distinguish between members of the Boards and other executives. Moreover, deductibles are not customary outside Germany.

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The stock option plans approved by the Annual General Meeting in 1999 and 2004 are not based on comparative parameters (Code section 4.2.3, paragraph 3, sentence 2). It would be impossible for EPCOS to objectively define a relative performance target based on a comparative index because no index for manufacturers with comparable product portfolios is available on the market. Furthermore, independent attempts to compile an industry index suitable for comparison would not work owing to the small number of listed competitors.

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On February 14, 2007, the Supervisory Board will propose that the Annual General Meeting elect Dr. Bodo Lüttge to the Supervisory Board for a five-year term of office, although at the end of his term Dr. Lüttge will be about a year older than the age limit of 71 years previously defined by the Supervisory Board (Code section 5.4.1, sentence 2). The main reason for this contravention of the age limit is the wealth of experience that qualifies Dr. Lüttge especially well for a position on our Supervisory Board. Since 1991 Dr. Lüttge was Chief Financial Officer at Siemens Matsushita Components – EPCOS’ legal predecessor – and up until March 2003 he was Chief Financial Officer at EPCOS. Prior to these engagements, he had spent two decades in positions of responsibility in corporate planning, accounting and finance at Siemens.

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Joachim Reinhart, whom the Annual General Meeting on February 16, 2005, elected to the Supervisory Board, belongs to the executive management of the Matsushita Group, which is one of our competitors (Code section 5.4.2, sentence 4). Thanks to his many years of experience with Matsushita, a leading Asian manufacturer of electronic equipment and components, Mr. Reinhart possesses expertise that is very valuable to EPCOS. Any conflicts of interest that might arise for Mr. Reinhart can be avoided if he does not take part in the respective Supervisory Board consultations or abstains from voting on respective decisions.

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Compensation of the members of the Supervisory Board does not contain any variable component linked to the company’s performance (Code section 5.4.7, paragraph 2, sentence 1). By keeping compensation separate from business success, every conceivable conflict of interests with the Supervisory Board’s monitoring functions is to be avoided.”

Munich, December 2006

On behalf of the Management Board	On behalf of the Supervisory Board

/s/ GERHARD PEGAM	/s/ KLAUS ZIEGLER
Gerhard Pegam	Klaus Ziegler
President and Chief Executive Officer	Chairman